UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.2)

3SBio Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

88575Y105[1]

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing seven Ordinary Shares.

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Happyview Finance Ltd. None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,400,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,400,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,400,000 ordinary shares held in the name of Happyview Finance Ltd. Mr. Ou Su is the sole beneficial owner of Happyview Finance Ltd.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.55%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 88575Y105	13G [Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Mr. Ou Su None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,400,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,400,000
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,400,000 ordinary shares held in the name of Happyview Finance Ltd., a British Virgin Island Company and a reporting person listed on the previous page of this statement on Schedule 13G. Mr. Ou Su is the Sole Beneficial Owner of Happyview Finance Ltd.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.55%
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 88575Y105	13G

Item 1	(a)	Name of Issuer:

3SBio Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

No. 3 A1, Road 10, Shenyang Economy & Technology Development Zone, Shenyang F4, 110027, People’s Republic of China.

Item 2	(a)	Name of Person Filing:

Pursuant to Rule 13d-l(k)(l) under the Securities Exchange Act of 1934, as amended, the undersigned hereby files this statement on Schedule 13G on behalf of Mr. Ou Su, a citizen of The People’s Republic of China (“Mr. Ou Su”) and Happyview Finance Ltd., a British Virgin Islands company (“Happyview”) (each a “Reporting Person” and collectively, the “Reporting Persons”). Mr. Ou Su is the sole beneficial owner of Happyview. Consequently, Mr. Ou Su may be deemed to control Happyview, and share with Happyview voting and dispositive power over the Ordinary Shares of the Issuer held by it.

MR. OU SU

(a)    Name of Person Filing:

Ou Su

(b)    Address of Principal Business Office:

Room 604, Building G, Huiyuan International Apartments, Chaoyang

District, Beijing, China 100102.

(c)    Citizenship:

The People’s Republic of China

(d)    Title of Class of Securities:

Ordinary Shares

(e)    CUSIP Number:

88575Y105

HAPPYVIEW

(a)    Name of Person Filing:

Happyview Finance Ltd.

(b)    Address of Principal Business Office:

Room 608, Block Q, Huiyuan Gong Yu, Ya Yun Cun, Chaoyang District,

Beijing, China 100102.

(d)    Title of Class of Securities:

Ordinary Shares

(e)    CUSIP Number:

88575Y105

Item 3	If this statement is file pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

CUSIP No. 88575Y105	13G

Item 4	Ownership:

(a)-(c). Each Reporting Person named in response to Item 2 hereof had, as of December 31, 2010, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Ordinary Stock as follows:

The percentage amounts are based on 151,306,452 Ordinary Shares outstanding as of September 30, 2010, as derived from the Issuer’s unaudited consolidated balance sheets included in the press release announcing the unaudited financial results for the third quarter ended September 30, 2010 as furnished in a report with the Securities and Exchange Commission on Form 6-K on November 22, 2010.

Because Mr. Ou Su is the sole beneficial owner of Happyview, Mr. Ou Su may be deemed to control Happyview and share voting and dispositive power with Happyview over such Ordinary Shares of the Issuer held by it.

Mr. Ou Su

(a)    Amount beneficially owned:

8,400,000

(b)    Percent of class:

5.55%

(c)    Number of shares as to which such person has:

i        sole power to vote or to direct the vote:

0

ii       shared power to vote or to direct the vote:

8,400,000

iii      sole power to dispose or to direct the disposition:

0

iv      shared power to dispose or to direct the disposition:

8,400,000

Happyview

(a)    Amount beneficially owned:

8,400,000

(b)    Percent of class:

5.55%

(c)    Number of shares as to which such person has:

i        sole power to vote or to direct the vote:

0

ii       shared power to vote or to direct the vote:

8,400,000

iii      sole power to dispose or to direct the disposition:

0

iv shared power to dispose or to direct the disposition: 8,400,000

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Members of this group are set forth as Reporting Persons in this statement on Schedule 13G.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

/s/ Ou Su
Mr. Ou Su

Happyview Finance Ltd.

By:	/s/ Ou Su
Name:	Mr. Ou Su
Title:	Sole Beneficial Owner and Director